UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 7, 2012	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Reports Fourth Quarter 2011 and Annual Results

Adjusted EBITDA of $63.1 million increased 50.7% over last year

MONTREAL, QUEBEC and BRADENTON, FLORIDA - March 7, 2012 - Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today released results for the fourth quarter and year ended December 31, 2011. All dollar amounts are US denominated unless otherwise indicated.

Fiscal Year 2011 Highlights:

•	Revenue increased 9.2% over last year to $786.7 million

•	Gross margin increased to 14.6% from 11.7% last year

•	Adjusted EBITDA increased 50.7% to $63.1 million

•	Cash flows from operating activities before changes in working capital increased 39.1% to $54.2 million

•	Total debt decreased by $25.4 million from year-end of 2010

•	Manufacturing cost reduction programs totalled approximately $17 million

•	Introduced 35 new products during the year

“Intertape generated improved results in 2011 despite continued sluggishness in the economy. Our progress was attributable to a better pricing environment, and also to several internal initiatives, including a greater contribution from higher-margin products in the sales mix, a significant reduction in manufacturing costs, and a continued focus on the pricing optimization process primarily with low-margin products,” stated Intertape President and Chief Executive Officer, Greg Yull.

“Total revenue reached $786.7 million, up 9.2% over 2010. For the same period, adjusted EBITDA of $63.1 million represented an increase of 50.7%. Additionally, we achieved an important corporate goal by reducing Intertape’s debt $25.4 million during the year. These positive accomplishments, encouraging as they are, should be seen as only the first stages of Intertape’s return to profitable growth and a progressive return to higher gross margins. Throughout 2011, we laid the groundwork for further achievements and the creation of additional shareholder value,” indicated Mr. Yull.

Revenue for the year ended December 31, 2011 was $786.7 million, a 9.2% increase compared to $720.5 million in 2010. Sales volume decreased approximately 4% and selling prices, including the impact of product mix changes, increased approximately 13% compared to 2010. Sales volume was impacted by progress made toward reducing sales of low-margin products and the closure of the Brantford facility. Selling prices increased due to the combination of an improved pricing environment and internal initiatives to optimize product mix.

Gross profit totalled $114.5 million for the year, an increase of 35.8% from $84.3 million in 2010. Gross margin improved to 14.6% in 2011, up from 11.7% in 2010. The increase in gross profit and gross margin was primarily due to increased selling prices, improved product mix and manufacturing cost reductions, partially offset by lower volume. Manufacturing cost reduction programs, which included productivity improvements, waste reduction and energy conservation, were implemented during 2011 and totalled approximately $17 million.

Adjusted EBITDA for the year increased by $21.2 million to $63.1 million or 8.0% of revenue. The increase was primarily due to higher revenue and gross profit. It should also be noted that SG&A expenses decreased as a percentage of total revenue from 10.2% in 2010 to 9.8% in 2011.

Adjusted net earnings were $12.8 million, or $0.22 per share, in 2011 compared to an adjusted net loss of $41.4 million, or $0.70 per share, in 2010. The increase in earnings was due to the combination of higher revenue and gross profit as described above, and the negative impact from derecognition of $36.7 million of deferred tax assets in 2010.

Fourth quarter revenue increased 1.6% to $183.0 million, compared to $180.1 million in 2010 and was lower by 9.1% sequentially from $201.4 million for the third quarter of 2011, reflecting historical seasonality.

Sales volume in the fourth quarter of 2011 decreased approximately 12% compared to the fourth quarter of 2010 or approximately 8% after adjusting for the closure of the Brantford facility. The adjusted sales volume decrease over the fourth quarter of 2010 was primarily due to internal initiatives to reduce sales of low-margin products. Sales volume in the fourth quarter of 2011 decreased approximately 7% compared to the third quarter of 2011.

Selling prices, including the impact of product mix, increased approximately 13% in the fourth quarter of 2011 compared to the fourth quarter of 2010 after adjusting for the closure of the Brantford facility. Selling prices increased due to the combination of an improved pricing environment and internal initiatives to optimize product mix.

Gross profit for the fourth quarter totalled $27.6 million, compared to $21.2 million a year ago and $30.3 million for the third quarter of 2011. Fourth quarter gross margin was 15.1% compared to 11.8% for the prior year and 15.1% for the third quarter of 2011. As compared to the fourth quarter of 2010, gross profit and gross margin increased primarily due to increased selling prices, improved product mix and manufacturing cost reductions.

Adjusted EBITDA for the fourth quarter was $15.3 million compared to $12.2 million for 2010 and $17.5 million for the third quarter of 2011. The higher adjusted EBITDA when compared to the fourth quarter of 2010 reflects higher revenue and gross profit. The sequential decline in adjusted EBITDA is largely attributable to lower revenue associated with historical seasonality.

Adjusted net earnings were $2.7 million for the fourth quarter of 2011 as compared to an adjusted net loss of $32.1 million (which included the derecognition of $32.5 million of deferred tax assets) for the fourth quarter of 2010 and adjusted net earnings of $3.8 million in the third quarter of 2011. Adjusted earnings per share for the fourth quarter of 2011 was $0.05 compared with a loss per share of $0.54 for the same period last year and adjusted earnings per share of $0.06 for the third quarter of 2011.

EBITDA, adjusted EBITDA, adjusted net earnings (loss) and adjusted earnings (loss) per share are not generally accepted accounting principle (“GAAP”) measures. Whenever Intertape uses such non-GAAP measures, it will provide a reconciliation of non-GAAP financial measures to the most closely applicable GAAP financial measure. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measure set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

The Company generated cash flows from operating activities before changes in working capital items for the fourth quarter of $14.9 million compared to $9.8 million in the same period last year. The $5.1 million increase was primarily due to the increase in gross margin and a decrease in facility closure costs.

During the fourth quarter of 2011, the Company reduced total indebtedness by $21.8 million from the third quarter of 2011. As of December 31, 2011, the Company had cash and unused availability under its Asset-based loan facility (“ABL”) totalling $58.0 million. As of March 6, 2012, the Company had cash and unused availability under its ABL exceeding $74 million.

As a result of the Company’s structural, operational, management and reporting realignments during the third quarter of 2010, the Company no longer has operating divisions and now operates as a single segment. The Company is not required to present operating results at a divisional level; however, in the interest of historical reporting consistency, the results discussed below are as per the previously-defined divisions. The Company does not expect to continue reporting on previously-defined divisions in the future.

Tapes & Films (“T&F”) Business Fourth Quarter Highlights

•	Revenue increased 4.7% over last year

•	Sales volume decreased approximately 8%

•	Selling prices, including the impact of product mix, increased approximately 13%

•	Gross margin increased to 15.8% compared to 14.0% last year

•	Adjusted EBITDA of $14.7 million increased 23.4% over last year

T&F BUSINESS RESULTS AND ADJUSTED EBITDA RECONCILIATION TO EARNINGS BEFORE INCOME TAXES

(in millions of US dollars)
(Unaudited)
	Three months ended			Year ended
	Dec 31, 2011	Dec 31, 2010	Sept 30, 2011	Dec 31, 2011	Dec 31, 2010
	$	$	$	$	$
Revenue	156.4	149.5	169.5	666.7	597.6
Gross profit	24.7	20.9	25.3	100.1	77.0
Earnings before income taxes	8.0	4.8	8.0	31.7	13.8
Depreciation and amortization and other (income) expense	6.7	7.1	6.1	25.7	28.8
EBITDA	14.7	11.9	14.2	57.5	42.6
Adjusted EBITDA	14.7	11.9	14.2	57.5	42.6

Engineered Coated Products (“ECP”) Business Fourth Quarter Highlights

•	Revenue decreased 5.5% over last year after adjusting for the Brantford facility closure

•	Sales volume decreased approximately 13.0% after adjusting for the Brantford facility closure

•	Selling prices, including the impact of product mix, increased approximately 8% after adjusting for the Brantford facility closure

•	Gross margin increased to 10.9% compared to 1.1% last year

•	Adjusted EBITDA of $1.1 million increased $0.3 million over last year

ECP BUSINESS RESULTS AND ADJUSTED EBITDA RECONCILIATION TO EARNINGS (LOSS) BEFORE INCOME TAXES

(in millions of US dollars)
(Unaudited)
	Three months ended			Year ended
	Dec 31, 2011	Dec 31, 2010	Sept 30, 2011	Dec 31, 2011	Dec 31, 2010
	$	$	$	$	$
Revenue	26.6	30.6	31.9	120.0	123.0
Gross profit	2.9	0.3	5.0	14.4	7.3
Earnings (loss) before income taxes	(0.5)	(8.3)	1.7	(0.3)	(11.3)
Depreciation and amortization and other (income) expense	1.2	2.7	1.2	5.6	6.5
EBITDA	0.7	(5.6)	2.9	5.3	(4.9)
Manufacturing facility closures, restructuring and other charges	0.4	3.5	1.0	2.9	3.5
Impairment of long-lived assets and other assets		2.9			2.9
Adjusted EBITDA	1.1	0.8	3.9	8.2	1.6

Outlook

“We expect that continued market acceptance of our new products will contribute significantly to our results, continuing the trend of 2011, when products introduced over the last three years accounted for over 10% of revenue. The sales growth of Intertape’s portfolio of higher-margin products, which includes our new products, was three times faster than the Company’s lower-margin legacy products when compared to 2010,” said Mr. Yull.

“New products are a key focus area for us as innovation is a key component of our mission to increase shareholder value. We expect the growth in sales of our new products to assist Intertape in making further progress in 2012 toward its goal of a gross margin of 18% to 19%.

“The Company anticipates sequentially higher revenue and adjusted EBITDA in the first quarter of 2012 compared to the fourth quarter of 2011. Gross margin for the first quarter of 2012 is expected to be similar to the fourth quarter of 2011. Cash flows from operations are expected to be lower in the first quarter of 2012 compared to the fourth quarter of 2011 primarily due to changes in working capital requirements,” concluded Mr. Yull.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) interest and other (income) expense; (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets and deferred charges; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other charges; (ii) impairment of goodwill; (iii) impairment of long-lived assets and other assets; (iv) write-down on assets classified as held-for-sale; and (v) other items as disclosed. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars)
(Unaudited)
	Three months ended			Year ended
	Dec 31, 2011	Dec 31, 2010	Sept 30, 2011	Dec 31, 2011	Dec 31, 2010
	$	$	$	$	$
Net earnings (loss)	2.3	(38.5)	2.8	9.0	(48.5)
Add back: Interest and other (income) expense	4.1	3.9	5.5	17.5	16.6
Income taxes	0.8	32.2	0.7	1.9	33.2
Depreciation and amortization	7.7	8.2	7.5	30.9	33.5
EBITDA	14.9	5.7	16.6	59.3	34.7
Manufacturing facility closures, restructuring and other charges	0.4	3.5	1.0	2.9	3.5
Impairment of long-lived assets and other assets	-	2.9	-	-	2.9
Write-down of assets held-for-sale	-	0.1	-	-	0.7
ITI litigation settlement	-	-	-	1.0	-
Adjusted EBITDA	15.3	12.2	17.5	63.1	41.9

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring, and other charges; and (ii) other items as disclosed. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table. Adjusted earnings (loss) per share is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

ADJUSTED NET EARNINGS (LOSS) RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars)
(Unaudited)
	Three months ended			Year ended
	Dec 31, 2011	Dec 31, 2010	Sept 30, 2011	Dec 31, 2011	Dec 31, 2010
	$	$	$	$	$
Net earnings (loss)	2.3	(38.5)	2.8	9.0	(48.5)
Add back:
Manufacturing facility closures, restructuring, and other charges	0.4	3.5	1.0	2.9	3.5
Impairment of long-lived assets and other assets	-	2.9		-	2.9
Write-down of assets held-for-sale	-	0.1		-	0.7
ITI litigation settlement	-	-	-	1.0	-
Adjusted net earnings (loss)	2.7	(32.1)	3.8	12.8	(41.4)

Earnings (loss) per share
Basic	0.04	(0.65)	0.05	0.15	(0.82)
Diluted	0.04	(0.65)	0.05	0.15	(0.82)

Adjusted earnings (loss) per share
Basic	0.05	(0.54)	0.06	0.22	(0.70)
Diluted	0.05	(0.54)	0.06	0.22	(0.70)
Weighted average number of common shares outstanding
Basic	58,961,050	58,961,050	58,961,050	58,961,050	58,961,050
Diluted	59,526,474	58,961,050	59,267,987	59,099,198	58,961,050

IFRS Conversion

The Company has adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, as of January 1, 2011 and, as such, the consolidated financial statements for the period ended December 31, 2011 are prepared under IFRS and include corresponding comparative financial information for 2010. The Company previously prepared its Consolidated Financial Statements under Canadian generally accepted accounting principles. In accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards, the Company’s IFRS transition date was January 1, 2010 and the Company prepared its opening IFRS balance sheet as of that date.

Conference Call

A conference call to discuss Intertape’s 2011 fourth quarter and annual results will be held March 7, 2012, at 10 A.M. Eastern Time. Participants may dial 800-734-8592 (U.S. and Canada) and 212-231-2911 (International).

You may access a replay of the call by dialing 800-633-8284 (U.S. and Canada) or                      1-402-977-9140 (International) and entering the Access Code 21580828. The recording will be available from March 7th at 12:00 P.M. until April 7th at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial use and retail applications. Headquartered in Montreal, Quebec and Bradenton, Florida, the Company employs approximately 1,800 employees with operations in 19 locations, including 11 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of the applicable Canadian securities legislation and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward-looking statements and are identified by terms such as “believe,” “expect,” “intend,” “anticipate,” and similar expressions. While these statements are based on certain factors and assumptions, which Management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, exchange rate risk, general business, economic and political conditions, fluctuations in the amount of available funds under the Company’s ABL, ability to meet debt service obligations, cost and availability of raw materials, timing and market acceptance of new products, competition, international operations, compliance with environmental regulations, and protection of intellectual property. A discussion of risk factors is also contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release contains certain non-GAAP financial measures as defined under applicable securities legislation. The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, and improves the period-to-period comparability of the Company’s results from its core business operations. As required by applicable securities legislation, the Company has provided a reconciliation of these measures to the most directly comparable GAAP measures.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings (Loss)

Periods ended December 31,

(In thousands of US dollars, except per share amounts)

	Three months		Twelve months
	2011	2010	2011	2010
	$	$	$	$
Revenue	183,016	180,061	786,737	720,516
Cost of sales	155,402	158,853	672,262	636,194

Gross profit	27,614	21,208	114,475	84,322

Selling, general and administrative expenses	18,416	18,837	76,969	73,302
Research expenses	1,622	1,346	6,200	6,252

	20,038	20,183	83,169	79,554

Operating profit before manufacturing facility closures, restructuring and other charges	7,576	1,025	31,306	4,768

Manufacturing facility closures, restructuring and other charges	378	3,534	2,891	3,534

Operating profit (loss)	7,198	(2,509)	28,415	1,234

Finance Costs
Interest	3,659	3,959	15,361	15,670
Other (income) expense	447	(95)	2,180	880

	4,106	3,864	17,541	16,550

Earnings (loss) before income taxes (recovery)	3,092	(6,373)	10,874	(15,316)
Income taxes (recovery)
Current	122	(543)	688	(10)
Deferred	634	32,706	1,232	33,243

	756	32,163	1,920	33,233

Net earnings (loss)	2,336	(38,536)	8,954	(48,549)

Earnings (loss) per share
Basic	0.04	(0.65)	0.15	(0.82)

Diluted	0.04	(0.65)	0.15	(0.82)

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended December 31,

(In thousands of US dollars)

	Three months		Twelve months
	2011	2010	2011	2010
	$	$	$	$
Net earnings (loss)	2,336	(38,536)	8,954	(48,549)

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements designated as cash flow hedges (net of deferred income taxes of nil, nil in 2010)	-	(11)	(30)	(599)
Settlements of interest rate swap agreements, transferred to earnings (net of income taxes of nil, nil in 2010)	-	313	927	1,249
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2010)	737	1,046	867	1,828
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income taxes of nil, nil in 2010)	38	(307)	(1,015)	(869)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil, nil in 2010)	-	(283)	(998)	(616)
Change in cumulative translation difference	670	1,864	(1,729)	2,935
Actuarial gains or losses and change in minimum funding requirements on defined benefit pension plans (net of tax benefit of $1,360, $768 in 2010)	(14,701)	(2,091)	(14,701)	(2,091)

Other comprehensive income (loss)	(13,256)	531	(16,679)	1,837

Comprehensive income (loss) for the period	(10,920)	(38,005)	(7,725)	(46,712)

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended December 31,

(In thousands of US dollars)

	Three months		Twelve months
	2011	2010	2011	2010
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	2,336	(38,536)	8,954	(48,549)
Adjustments to net earnings
Depreciation and amortization	7,713	7,419	30,882	33,482
Income tax expense	756	32,163	1,920	33,233
Interest expense	4,537	4,784	15,361	15,670
Charges in connection with manufacturing facility closures, restructuring and other charges	115	1,540	191	1,540
Write-down of inventories, net	(144)	143	30	1,641
Stock-based compensation expense	233	202	818	769
Pension and post-retirement benefits expense	331	(189)	953	1,515
(Gain) loss on foreign exchange	55	(32)	(276)	(180)
Impairment of long-term assets	-	3,316	-	4,037
Other adjustments for non cash items	154	(98)	298	198
Income taxes paid	(115)	281	(639)	(394)
Contributions to defined benefit plans	(1,053)	(1,223)	(4,318)	(4,020)

Cash flows from operating activities before changes in working capital items	14,918	9,770	54,174	38,942

Changes in working capital items
Trade receivables	17,399	11,786	3,356	(12,201)
Inventories	(1,996)	(1,787)	1,140	(15,210)
Parts and supplies	25	(932)	(747)	(1,016)
Other current assets	(1,390)	(439)	(2,750)	(1,892)
Accounts payable and accrued liabilities	(829)	(11,522)	(5,664)	16,899
Provisions	(361)	(377)	(757)	985

	12,848	(3,271)	(5,422)	(12,435)

Cash flows from operating activities	27,766	6,499	48,752	26,507

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts	-	-	1,520	647
Purchase of property, plant and equipment	(4,397)	(1,772)	(14,006)	(8,627)
Proceeds from disposals of property, plant and equipment and other assets	42	1,214	2,962	1,430
Restricted cash and other assets	259	(5,377)	5,520	(8,057)
Purchase of intangible assets	(177)	(625)	(1,318)	(849)

Cash flows from investing activities	(4,273)	(6,560)	(5,322)	(15,456)

FINANCING ACTIVITIES
Proceeds from long-term debt	67,869	7,153	105,415	42,242
Repayment of long-term debt	(90,483)	(9,789)	(132,404)	(38,239)
Interest paid	(3,082)	(1,148)	(15,953)	(14,481)
Exercise of stock options	-	5	-	5

Cash flows from financing activities	(25,696)	(3,779)	(42,942)	(10,473)

Net increase (decrease) in cash	(2,203)	(3,840)	488	578
Effect of exchange differences on cash	(74)	(71)	(111)	(281)
Cash and cash equivalents, beginning of period	6,622	7,879	3,968	3,671

Cash and cash equivalents, end of period	4,345	3,968	4,345	3,968

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	4,345	3,968	3,671
Restricted cash	-	5,183	-
Trade receivables	82,622	86,516	74,161
Other receivables	4,870	4,270	3,052
Inventories	90,709	92,629	79,001
Parts and supplies	14,596	13,933	13,967
Prepaid expenses	6,581	4,586	3,693
Derivative financial instruments	-	1,270	1,438

	203,723	212,355	178,983
Property, plant and equipment	203,648	224,335	251,378
Assets held-for-sale	-	671	149
Other assets	2,726	2,983	3,443
Intangible assets	3,137	2,344	2,216
Deferred tax assets	33,489	33,926	64,806

Total Assets	446,723	476,614	500,975

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	73,998	82,252	66,034
Provisions	1,913	2,893	2,194
Derivative financial instruments	13	-	-
Installments on long-term debt	3,147	2,837	1,721

	79,071	87,982	69,949
Long-term debt	191,142	216,856	213,450
Pension and post-retirement benefits	37,320	24,680	24,675
Derivative financial instruments	-	898	1,548
Other liabilities	-	230	-
Provisions	2,012	1,883	1,330

	309,545	332,529	310,952

SHAREHOLDERS’ EQUITY
Capital stock	348,148	348,148	348,143
Contributed surplus	16,611	15,793	15,024
Deficit	(228,774)	(223,027)	(172,387)
Accumulated other comprehensive income (loss)	1,193	3,171	(757)

	137,178	144,085	190,023

Total Liabilities and Shareholders’ Equity	446,723	476,614	500,975